DIFFUSION PHARMACEUTICALS INC.

1317 Carlton Avenue, Suite 200

Charlottesville, Virginia 22902

September 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Diffusion Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-249057).

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Diffusion Pharmaceuticals Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. Eastern Time on October 2, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to David S. Rosenthal of Dechert LLP at (212) 698-3616 or the Company’s General Counsel, William Elder, at (484) 429-1899, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.

Very truly yours,

DIFFUSION PHARMACEUTICALS INC.

Signature:	/s/ Robert J. Cobuzzi, Jr., Ph.D.
Name:	Robert J. Cobuzzi, Jr., Ph.D.
Title:	President & Chief Executive Officer

cc:	William Hornung, Diffusion Pharmaceuticals Inc. William Elder, Diffusion Pharmaceuticals Inc. David S. Rosenthal, Dechert LLP Ada Sarmento, United States Securities and Exchange Commission